Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Allen & Company LLC

711 Fifth Avenue

New York, New York 10022

July 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Campbell
Joshua Gorsky
Mary Mast
Sasha Parikh

Re:	ODDITY Tech Ltd.
Registration Statement on Form F-1 (File No. 333-272890)
Request for Acceleration of Effective Date

Acceleration Request

Requested Date:	July 18, 2023
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of ODDITY Tech Ltd. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on July 18, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ David Ludwig
	Name:	David Ludwig
	Title:	Global Head of ECM

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel Tay
	Name:	Daniel Tay
	Title:	Executive Director

ALLEN & COMPANY LLC

By:	/s/ Peter Dilorio
	Name:	Peter Dilorio
	Title:	General Counsel